[Translation]

                                                                  April 22, 2009

To Whom It May Concern:
                              Company Name: Toyota Auto Body Co., Ltd.
                              Name and Title of Representative:
                                Toshio Mizushima, President
                              (Code Number: 7221
                                 The first sections of the Tokyo Stock
                                 Exchange and the Nagoya Stock Exchange)
                              Name and Title of Contact Person:
                                Yasushi Fukaya, General Manager,
                                Accounting Division
                              Telephone Number: 0566-36-7522
                              (The Parent Company of Toyota Auto Body Co., Ltd.) Company Name: Toyota Motor Corporation
                              Name and Title of Representative:
                                Katsuaki Watanabe, President
                              (Code Number: 7203
                                Securities exchanges throughout Japan)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------

Based on our recent business results, we, Toyota Auto Body Co., Ltd (the "Company"), hereby amend, as below, our financial forecasts, announced on February 3, 2009:

1.  Amendments to the forecasts
(1) Amendments to the forecasts of consolidated financial results for FY2009 (from April 1, 2008 to March 31, 2009)

                                                                            (million yen)
-------------------------- ------------ ------------ ------------ ------------ ------------
                                Net       Operating    Ordinary       Net       Net income
                             revenues      income       income       income      per share
-------------------------- ------------ ------------ ------------ ------------ ------------
Previous Forecasts (A)       1,650,000       -3,500       -3,500       -2,500    -21.43yen
-------------------------- ------------ ------------ ------------ ------------ ------------
New Forecasts (B)            1,650,000          600         -600       -1,100     -9.42yen
-------------------------- ------------ ------------ ------------ ------------ ------------
Amount changed (B - A)               -        4,100        2,900        1,400            -
-------------------------- ------------ ------------ ------------ ------------ ------------
% of change                          -            -            -            -            -
-------------------------- ------------ ------------ ------------ ------------ ------------
(Reference)
Actual results for FY2008    1,571,519       22,328       22,499       11,305     98.86yen
-------------------------- ------------ ------------ ------------ ------------ ------------

(2) Amendments to the forecasts of unconsolidated financial results for FY2009 (from April 1, 2008 to March 31, 2009)

                                                                            (million yen)
-------------------------- ------------ ------------ ------------ ------------ ------------
                                Net       Operating    Ordinary       Net       Net income
                             revenues      income       income       income      per share
-------------------------- ------------ ------------ ------------ ------------ ------------
Previous Forecasts (A)       1,580,000       -3,000       -1,000         -500     -4.29yen
-------------------------- ------------ ------------ ------------ ------------ ------------
New Forecasts (B)            1,580,000          200        1,400          900      7.71yen
-------------------------- ------------ ------------ ------------ ------------ ------------
Amount changed (B - A)              -         3,200        2,400        1,400            -
-------------------------- ------------ ------------ ------------ ------------ ------------
% of change                         -             -            -            -            -
-------------------------- ------------ ------------ ------------ ------------ ------------
(Reference)
Actual results for FY2008    1,502,240       19,755       21,146       11,467    100.25yen
-------------------------- ------------ ------------ ------------ ------------ ------------

2. Reasons for the Amendments
     With respect to both the consolidated and unconsolidated results for Fiscal Year 2009, the operating income, ordinary income and net income are expected to exceed the previously announced figures, due to company-wide cost improvement mainly from reduction of labor and other expenses.

[Note]
    The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial to be materially different from the forecasts expressed or implied in this notice.